[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

August 31, 2012

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Joel Parker

Washington, D.C. 20549

Re:	National Interstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 000-51130

Dear Mr. Parker:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated August 10, 2012 (the “Comment Letter”) to National Interstate Corporation (the “Company”, “National Interstate” or “we”) with respect to the above-referenced filing.

Below are the Company’s responses to each comment in the Comment Letter. For your convenience, we have repeated each of your questions before the response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview, page 35

1.	Your disclosure appears to give greater prominence to net income from operations, a non-GAAP financial measure, than GAAP net income. Similarly, in your earnings releases furnished on Forms 8-K filed in 2012, you start the releases with the disclosure of a non-GAAP financial measure. Please provide us proposed revised disclosures to be included in future filings that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with greater prominence than the non-GAAP measures. Please see Item 10(e)(1)(i) of Regulation S-K as well as Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Attached as Exhibit A is proposed revised disclosure as of December 31, 2011 which gives greater prominence to GAAP net income as that given to net income from operations, a non-GAAP financial measure. In Exhibit A, we have replaced the initial paragraph and modified and restructured the section. We intend to add similar disclosures in future filings, beginning with our September 30, 2012 Form 10-Q, as well as in our future earnings releases.

Financial Condition

Investments, page 42

2.	In Note 5 to your consolidated financial statements, you disclose investments of $340 million in fixed maturity securities invested in state and local government obligations at December 31, 2011. Please provide us a schedule that shows:

•	The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and

•

For any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

The amortized cost and fair value for our fixed maturity securities invested in state and local government obligations at December 31, 2011, separated between general obligations and special revenue bonds as follows:

	Amortized Cost	Fair Value
	(In thousands)
Special revenue bonds	$244,657	$253,456
General obligations	82,802	86,791

Total state and government obligations	$327,459	$340,247

We had no state and local government obligations at December 31, 2011 for any state, municipality or political subdivision that comprised 10% or more of the total amortized cost or fair value of such obligations.

Shown below is proposed revised disclosure as of December 31, 2011 which would be included in both the “Investments” note (Note 5) and “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Financial Condition – Investments” in future filings, beginning with our September 30, 2012 Form 10-Q.

State and local government obligations represented approximately 36.3% of the Company’s fixed maturity portfolio at December 31, 2011, with approximately $253.5 million, or 74.5%, of the Company’s state and local government obligations held in special revenue obligations, and the remaining amount held in general obligations. The Company’s state and local government obligations portfolio is high quality, as 99.5% of such securities were considered investment grade (as determined by nationally recognized agencies) at December 31, 2011. The Company had no state and local government obligations for any state, municipality or political subdivision that comprised 10% or more of the total amortized cost or fair value of such obligations at December 31, 2011.

Item 15. Exhibits and Financial Statement Schedules, page 90

3.	In the “Certain Relationships and Related Party Transactions” section of the Company’s Proxy Statement filed March 23, 2012, and incorporated by reference in your Form 10-K,

you include transactions between the Company and Validus Reinsurance, Ltd., disclosing that Joseph Consolino serves as both a National Interstate director and as president and chief financial officer of Validus Holdings, Ltd., the parent company of Validus Reinsurance, Ltd. Please include the agreements between the Company and Validus Reinsurance, Ltd., as exhibits to your filing. Alternatively, please provide a supplementary analysis of why these agreements are not related party transactions required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10).

We enter into reinsurance agreements in the ordinary course of business and have numerous reinsurance agreements in force at any point in time. Each agreement is generally written on an underwriting year basis. Individual agreements often have several reinsurers who participate on the risk and have varying terms and conditions. In most cases, we also retain a portion of the particular loss layer that is being reinsured. The participants and their level of participation on our reinsurance agreements change from year to year and program to program. As noted in our Proxy Statement filed March 23, 2012 and in footnote 11 – “Transactions with Related Parties” of our 2011 Form 10-K, the reinsurance treaties on which Validus Reinsurance, Ltd. participated during 2011 were negotiated at arms length through an independent reinsurance broker as part of our customary reinsurance evaluation and placement process (e.g. in the ordinary course of business). Additionally, we are not substantially dependent on any of our individual reinsurance agreements, including the agreements with Validus Reinsurance, Ltd, as we do not depend on this specific reinsurer to a material extent, as we could obtain another reinsurer for that treaty or retain the business. Given these facts and the immateriality of these reinsurance agreements, we believe our disclosure is consistent with applicable rules and Item 601 of Regulation S-K does not require us to file copies of the reinsurance agreements in which Validus Reinsurance, Ltd. participates.

In connection with our response to your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Vanessa Robertson, Securities and Exchange Commission
Don Abbott, Securities and Exchange Commission
Karen Ubell, Securities and Exchange Commission
Jeffrey Riedler, Securities and Exchange Commission

Exhibit A

Results of Operations

Overview

Our net income, determined in accordance with GAAP, includes items that may not be indicative of our ongoing operations. The following table identifies such items and reconciles net income to net income from operations, a non-GAAP financial measure that we believe is a useful tool for investors and analysts in analyzing ongoing operating trends.

	Year Ended December 31,
	2011		2010		2009
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	(Dollars in thousands, except per share data)
Net income from operations	$34,644	$1.78	$30,516	$1.58	$38,050	$1.96
After-tax net realized gains from investments	2,910	0.15	2,811	0.14	1,664	0.09
Change in valuation allowance related to net capital losses	—	—	810	0.04	6,735	0.35
Gain on bargain purchase of Vanliner	—	—	7,453	0.38	—	—
After-tax impact from balance sheet guaranty for Vanliner	(1,926)	(0.10)	(2,081)	(0.11)	—	—

Net income	$35,628	$1.83	$39,509	$2.03	$46,449	$2.40

Our net income for the year ended December 31, 2011 was $35.6 million ($1.83 per share diluted) as compared to $39.5 million ($2.03 per share diluted) for the same period in 2010. This $3.9 million decrease was primarily due to the $7.5 million ($0.38 per share diluted) gain on bargain purchase recorded as of the July 1, 2010 Vanliner acquisition date, partially offset by growth in net investment income. The gain on bargain purchase was recognized due to the fair value of the net assets acquired of $124.2 million being in excess of the total purchase consideration of $116.7 million, primarily due to the recognition of certain intangible assets under purchase accounting, an adjustment to record the acquired loss and allocated loss adjustment expense reserves at fair value, as well as recording management’s best estimate of the contingent consideration due from the seller associated with the balance sheet guaranty. The purchase price of the acquisition was based on Vanliner’s tangible book value. A gain on bargain purchase is a nontaxable transaction and therefore has not been tax-effected in the table above or in our Consolidated Statements of Income. The increase in net investment income was mainly attributable to the net increase in the portfolio of approximately $300 million associated with the Vanliner acquisition, which resulted in 12 months of investment earnings in 2011 versus six months in 2010, as well as the reinvestment of matured securities into higher-yielding commercial and residential mortgage-backed securities and state and local government obligations throughout 2011.

As discussed above, UniGroup provided us with comprehensive financial guarantees related to the runoff of Vanliner’s final balance sheet whereby both favorable and unfavorable balance sheet development inures to the seller. In accordance with purchase accounting requirements, we were required to determine the fair value of the future economic benefit of the financial guarantees and acquired loss reserves as of the date of acquisition, despite the fact that certain gains and losses related to the financial guaranty would be reflected in operations as they are incurred in future periods. As a result, the recognition of the revenues and expenses associated with the guaranteed runoff business will not occur in the same period and will result in combined ratios which are inconsistent with the negotiated combined ratio which was to approximate 100% for the Vanliner guaranteed business. As such, the after-tax impact from the runoff business guaranteed by the seller for the years ended December 31, 2011 and 2010 of $1.9 million ($0.10 per share diluted) and $2.1 million ($0.11 per share diluted), respectively, has been removed in determining net income from operations to better reflect only those results of our ongoing business.

Our net income from operations for 2011 was $34.6 million ($1.78 per share diluted) compared to $30.5 million ($1.58 per share diluted) in 2010. This increase was driven by the growth in net investment income as discussed above. While we experienced significant premium growth in 2011 as compared to 2010, our loss and LAE ratio from ongoing operations, which excludes the impact from the runoff of the guaranteed Vanliner business, increased to 70.4% for the year ended December 31, 2011 as compared to 67.5% for the same period in 2010 resulting in a slight decline in underwriting profits. Of this 2.9 percentage point increase over the prior year, approximately 3.5 percentage points relates to elevated claims results of two of our ART programs, one of which has recently undergone corrective underwriting actions, with the other having been terminated in the fourth quarter of 2011. These elevated claims results were partially offset by our other products which performed within expected ranges during the year ended December 31, 2011.

After-tax net realized gains from investments of $2.9 million ($0.15 per share diluted) in 2011 were relatively flat compared to the $2.8 million ($0.14 per share diluted) reported for 2010. During the first quarter of 2010, we recorded a reduction of $0.8 million ($0.04 per share diluted) to our valuation allowance related to net realized losses due to both available tax strategies and the future realizability of previously impaired securities. No valuation allowance against deferred tax assets was necessary subsequent to March 31, 2010.